UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INDIEPUB ENTERTAINMENT, INC. (f/k/a ZOO ENTERTAINMENT, INC.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 31,070,828 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 31,070,828 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,070,828 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.9% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 28,866,749 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 28,866,749 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,866,749 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 28,866,749 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 28,866,749 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,866,749 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 8 OF 12 PAGES

This Amendment No. 12 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on March 8, 2010, (ii) Amendment No. 2 thereto, filed with the SEC on June 10, 2010, (iii) Amendment No. 3 thereto, filed with the SEC on July 26, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on January 25, 2012, (v) Amendment No. 5 thereto, filed with the SEC on February 3, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on March 7, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on March 15, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on March 28, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on May 11, 2012, (x) Amendment No. 10 thereto, filed with the SEC on June 15, 2012, and (xi) Amendment No. 11 thereto, filed with the SEC on August 1, 2012 (together, this “Schedule 13D”), by certain of the Reporting Persons, with respect to the common stock, par value $0.001 per share (“Common Stock”), of indiePub Entertainment, Inc., a Delaware corporation formerly known as Zoo Entertainment, Inc. (“Zoo Entertainment”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 12) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed in this Schedule 13D, on March 9, 2012, Zoo Entertainment, Zoo Games, Inc., a Delaware corporation, Zoo Publishing, Inc., a New Jersey corporation, and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (as amended on July 30, 2012 by the First Amendment thereto, and as may be further amended, modified, supplemented or restated from time to time, the “Loan Agreement”) with MMB Holdings LLC, a Delaware limited liability company (“MMB”), as lender. Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock at the conversion price of $0.40 per share, subject to adjustment for stock dividends and other similar transactions.

On August 13, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $525,000.

On August 23, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $60,000.

On August 30, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $145,000.

On September 11, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $70,000.

On September 13, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $45,000.

On September 17, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $25,000.

After giving effect to such loans and all prior loans and capitalization of interest, the current outstanding principal balance under the Loan Agreement is approximately $5,565,590. If the entirety of such outstanding principal balance were converted into shares of Common Stock pursuant to the Loan Agreement, MMB would receive, in the aggregate, 13,913,974 shares of Common Stock, subject to adjustment for stock dividends and other similar transactions. The actual number of shares (if any) that MMB may receive in connection with any exercise of its conversion rights under the Loan Agreement may

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 9 OF 12 PAGES

be higher or lower depending upon, among other factors, (x) whether MMB elects to convert less than the full amount that MMB is entitled to convert under the Loan Agreement, and (y) whether any additional accrued or unpaid interest or unreimbursed costs owed by the Borrowers to MMB is capitalized from time to time into the loan balance instead of paid to MMB in cash.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

MMB beneficially owns, in the aggregate, 28,866,749, shares of Common Stock (the “MMB Shares”), representing approximately 74.0% of the outstanding Common Stock.(1) The MMB Shares are comprised of (i) 13,913,974 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement, (ii) 10,952,775 shares of Common Stock receivable by MMB upon exercise in full of that certain warrant, dated as of March 9, 2012, executed and delivered by Zoo Entertainment in favor of MMB, and (iii) 4,000,000 shares of Common Stock receivable by MMB upon exercise in full of that certain warrant, dated as of July 30, 2012, executed and delivered by Zoo Entertainment in favor of MMB.

As the managing member of MMB, Mojobear Capital LLC, a Delaware limited liability company (“Mojobear”), may be deemed to beneficially own the MMB Shares. Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Shamus, LLC, a Delaware limited liability company (“Shamus”), beneficially owns, in the aggregate, 2,199,418 shares of Common Stock (the “Shamus Shares”), representing approximately 21.0% of the outstanding Common Stock. As the sole member of Shamus, The Coast Fund L.P., a Cayman Islands limited partnership (the “Coast Fund”), may be deemed to beneficially own the Shamus Shares. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd., a Cayman Islands company (“Coast Offshore Management”), may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Shamus Shares). Except to the extent it is deemed to beneficially own the Shamus Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares). In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 10,136,235 shares of Common Stock outstanding as of August 8, 2012, as reported in the Quarterly Report on Form 10-Q filed by Zoo Entertainment with the SEC on August 14, 2012, plus (ii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iii) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 10 OF 12 PAGES

to beneficially own (including the Shamus Shares). In addition, as the president of Coast Asset Management, LLC, a Delaware limited liability company (“CAM”), Mr. Smith may be deemed to beneficially own 4,661 shares of Common Stock held by CAM (the “CAM Shares”). Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 31,070,828 shares of Common Stock, representing approximately 78.9% of the outstanding Common Stock.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith. Shamus may be deemed to share the power to vote and dispose of the Shamus Shares with the Coast Fund, Coast Offshore Management and Mr. Smith. Mr. Smith may be deemed to share the power to vote and dispose of the CAM Shares with CAM.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 11 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SCHEDULE 13D/A

CUSIP No. 98978F108	PAGE 12 OF 12 PAGES

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

MMB HOLDINGS LLC

By:	MOJOBEAR CAPITAL LLC, its managing member

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member